

Swire Pacific Limited
35/F, Two Pacific Place,
88 Queensway, Hong Kong.
Facsimile: ~~2845-4826~~ 28455445

03 AUG 11 AM 7:21

Our Ref: CSA/PAC1/24

7th August 2003

BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA



03029167

SUPPL

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are forwarding the following documents for filing:

(a) Announcement Form.

(b) Press Release

(c) Text of the highlights announcement which will be advertised in the following publications:

Financial Times	8th August 2003
The Economist (Global Edition)	16th August 2003

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Yours faithfully,
For SWIRE PACIFIC LIMITED

Margaret Yu
Secretary

MY/ry
Encl.
Pac/Pac1-24 SEHKNY/SEHK-NY
c.c. Eugenia Lee (BONY HK)
Anita Sung (BONY NY)
Moody's Asia Pacific Limited (w/e)
Standard & Poor's (w/e)

8/11

To : The Listing Division of The Stock Exchange of Hong Kong Limited
The E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited

03 AUG 11 AM 7:21

From : Swire Pacific Limited (Name of Company/Representative Company)

No. of pages: Two

Margaret Yu	2840 8868	7th August 2003
(Responsible Official)	(Contact Telephone Number)	Date

Name of listed company : Swire Pacific Limited

Year end date : 31 / 12 / 2003

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☒ Yes ☐ No

To be published in the newspapers (if applicable)

Auditors' Report ☐ Qualified ☐ Modified ☐ Unqualified ☒ N/A

☒ Summarised results announcement
☐ Full results announcement

Review of interim report (if applicable) by
☒ Audit committee
☐ Auditors
☐ Neither of the above

		(~~Audited~~/Unaudited*) Current Period from 1/1/2003 to 30/6/2003 (HK$) million		(~~Audited~~/Unaudited*) Last Corresponding Period from 1/1/2002 to 30/6/2002 (HK$) million
Turnover	:	7,240		7,406
Profit/(Loss) from Operations	:	1,960		2,311
Finance Cost	:	(222)		(295)
Share of Profit / (Loss) of Associates	:	(171)		1,042
Share of Profit / (Loss) of Jointly Controlled Entities	:	259		214
Profit / (Loss) after Taxation & MI	:	1,187		2,716 *
% Change over Last Period	:	-56%		
EPS / (LPS) - Basic	:	77.5¢/"A" 15.5 ¢/"B"		175.0¢/"A" 35.0¢/"B" *
- Diluted	:	N/A		N/A
Extraordinary ("ETD") Gain / (Loss)	:	Nil		Nil
Profit / (Loss) after ETD Items	:	1,187		2,716*
Interim / ~~Final~~* Dividend per Share	:	32¢/"A" 6.4¢/"B"		40.0¢/"A" 8.0¢/"B"
(specify if with other options)	:	Nil		Nil
B / C Dates for Interim / ~~Final~~* Dividend	:	15/9/2003	to	19/9/2003
Payable Date	:	2/10/2003		

B / C Dates for (________) General Meeting : N/A to bdi.

Other Distribution for Current Period : N/A

B / C Date for Other Distribution : N/A to bdi.

*The adoption of HK SSAP12 (revised) "Income Taxes" effective from 1st January 2003 represents a change in accounting policy, which has been applied retrospectively so that the comparatives of the previous year have been restated to conform to the changed policy. The profit after taxation & MI for the six months ended 30/6/2002 has been reduced by HK$18 million from HK$2,734 million.

For and on behalf of
SWIRE PACIFIC LIMITED

Signature :
Name : Margaret Yu
Title : Secretary

Swire Group

MEDIA INFORMATION

Swire Pacific Limited
Financial Highlights

	Note	Six months ended 30th June		Year ended 31st December
		2003	2002	2002
		HK$M	HK$M	HK$M
			(restated)	(restated)
Turnover		**7,240**	7,406	15,215
Operating profit		**1,960**	2,311	4,345
Profit attributable to shareholders		**1,187**	2,716	5,360
Net cash inflow before financing		**2,306**	3,827	5,140
Shareholders' funds and minority interests		**73,312**	78,031	73,896
Consolidated net borrowings		**13,505**	14,188	14,188
		HK¢	HK¢	HK¢
Earnings per share:	1			
'A' shares		**77.5**	175.0	346.4
'B' shares		**15.5**	35.0	69.3
		HK¢	HK¢	HK¢
Dividends per share				
'A' shares		**32.0**	40.0	130.0
'B' shares		**6.4**	8.0	26.0
		HK$	HK$	HK$
Shareholders' funds per share				
'A' shares		**44.71**	47.24	45.03
'B' shares		**8.94**	9.45	9.01
Gearing ratio - percentage	2	**18**	18	19
Interest cover-times	3	**8.83**	7.83	7.94
Cash interest cover-times	4	**4.88**	5.26	5.03
Dividend cover-times	5	**2.42**	4.39	2.69

Notes:

1. Earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period.

2. Gearing represents the ratio of net borrowings to shareholders' funds and minority interests.

3. Interest cover is calculated by dividing operating profit by net finance charges.

4. Cash interest cover is calculated by dividing operating profit by net finance charges and capitalised interest.

5. Dividend cover is calculated by dividing profit attributable to shareholders by total dividends paid and proposed for the period.

For further information, please contact:
Mr. Andrew Herdman T: 2840 8092
Ms. Maisie Shun Wah T: 2840 8097

Chairman's Statement

Consolidated Results

The profit attributable to shareholders for the first half of 2003 was HK$1,187 million, a 56 % decline compared to the first half of 2002.

Your directors have today declared interim dividends of HK¢32.0 (2002: HK¢40.0) per 'A' share and HK¢6.4 (2002: HK¢8.0) per 'B' share, payable on 2nd October 2003 to shareholders registered at the close of business on 19th September 2003. The share registers will be closed from 15th September to 19th September 2003, both dates inclusive.

Impact of the SARS outbreak on results

The group made a good start to the year, with the Iraq War having only a modest impact on its aviation businesses. In the second half of March, however, accelerating international concern over the spread of SARS and related counter-measures led to sharp falls in passenger numbers, resulting in substantial financial losses in the group's aviation businesses. Cathay Pacific issued a profit warning on 11th April and both Cathay Pacific and Dragonair made substantial cuts to flight schedules, parked aircraft and implemented wide-ranging cost reduction measures. Since the containment of the SARS outbreak and lifting of related travel restrictions in late May, passenger traffic has recovered relatively quickly, although the prevalence of discounting and special promotional offers has undermined yields.

The group's non-aviation divisions were less affected by the SARS outbreak, although the hotel interests and those businesses with direct exposure to local retail sentiment, namely Swire Coca-Cola Hong Kong and Swire Resources, did experience marked declines in profitability in April and May.

Operating results

The Property Division continues to be affected by the weak office rental market with both occupancies and rents well down on the prior period. However, retail sales, helped by the post SARS pick-up in regional tourism, are recovering well and the retail portfolio remains fully let. Residential property sales in Hong Kong were generally weak throughout the period, although sales in the mass market have begun to revive. The results also reflect the smaller number of Albany units sold in comparison with the prior year. Sales of properties in the United States were steady.

The Aviation Division reported an attributable loss of HK$486 million (2002 first-half profit of HK$779 million). The losses reflect the sharp falls in passenger traffic during the SARS outbreak and continuing depressed yields. Cargo traffic remained strong.

The Beverages, Marine Services and Trading & Industrial Divisions produced a combined profit attributable to Swire Pacific of HK$504 million, slightly above the 2002 half year total of HK$497 million. Profit growth at Modern Terminals, Shekou Container Terminals and Swire Coca-Cola operations in Mainland China offset reduced operating profits at Taikoo Motors and Swire Coca-Cola's operations in Hong Kong and Taiwan.

Finance

The group's financial position remains strong, with gearing at 18%, and committed but undrawn facilities of HK$4,109 million at 30th June 2003. Interest cover was 8.83 for the half year. An additional committed facility of HK$2,300 million was arranged in July.

Taikoo Shing

On 7th July 2003, the Court of Final Appeal refused Swire Properties leave to appeal on a point of law in respect of the Taikoo Shing arbitration award. The amount of HK$4,500 million that the group provided in prior years remains the directors' best estimate of the group's cash exposure. However the amount and accounting treatment of the premium payable and any interest have not yet been determined.

Prospects

Demand for Hong Kong office space remains weak and, with additional new supply coming into the market, both rental levels and occupancies are likely to remain under pressure. Although the retail portfolio remains fully let, overall net rental income is expected to show a modest decline from that of 2002. The prospects for residential sales show some improvement with early signs of price stability returning to the market on the back of more robust and consistent demand.

Airline interests are continuing to benefit from the recovery in demand for passenger travel, albeit at unsatisfactory yields, and should return to profitability in the second half of the year.

Prospects for the other divisions remain good.

Overall, the group's results for the second half of 2003 are expected to be substantially better than those for the first half, given the post-SARS recovery now underway. However, it is expected that the full year results will be very much lower than those for the prior year.

James Hughes-Hallett
Chairman
Hong Kong, 7th August 2003

Review Of Operations

Property Division

Hong Kong investment property
Gross rental income for the half-year to 30th June 2003 amounted to HK$2,157 million, compared with HK$2,315 million for the corresponding period in 2002. Demand for office space, already weak, was further undermined during the period by external factors, whilst at the same time there is a considerable amount of surplus supply in the market. As a result, rental reversions in the office portfolio have been negative and occupancy levels have fallen. Business sentiment should improve with a recovery in the global economic environment, but the excess capacity in the office market will take time to absorb.

After a strong start to the year, retail sales throughout Hong Kong fell sharply in April and May as the number of tourist arrivals slumped and local residents cut back on discretionary spending as a result of the SARS outbreak. Domestic demand has largely recovered, which has been reflected in a rebound in sales at Cityplaza and Festival Walk. In April and May certain key retail partners were granted rental concessions on a case-by-case basis, but the impact on gross rental income during the period was not particularly significant.

In the first half of 2003 construction has been completed on two properties:

- Cambridge House, an office tower providing approximately 271,000 square feet of office space at TaiKoo Place.
- 3 Coombe Road, a development for sale of four luxury houses.

Construction is well advanced on Three Pacific Place, which will offer 630,000 square feet of office space on completion in mid-2004.

Demolition work has started on the former site of the Aik San and Melbourne Industrial Buildings in Quarry Bay. This site has been given the working name of 16 Westlands Road. Building plans have been approved for the construction of an office building of approximately 1,550,000 square feet.

Hong Kong property trading
The residential market has continued to be extremely difficult in the first half of 2003, although buyer sentiment improved in June. Occupation permits were received for Phase 3 of Ocean Shores in May and July: 1,364 units remain unsold at this development. 497 units were sold at Seaview Crescent and Tung Chung Crescent in the first half of the year, and 434 remain unsold. There are 112 unsold units at Les Saisons.

The Orchards residential complex at Quarry Bay, comprising 442 residential units in two towers, has been completed and will be launched shortly.

Sale of investment properties
A further 5 units at The Albany were sold in the first half of 2003. 43 units remain unsold.

Hotels
The sharp drop in inbound visitors in the second quarter had a dramatic impact on occupancy at the JW Marriott, Conrad Hong Kong and Island Shangri-La hotels at Pacific Place. The recovery has started but will take some time.

USA
Sales of units at Swire Properties' developments in Miami have continued to be steady. At Courts Brickell Key, which was completed in late 2002, 42 units remain unsold. Construction at Jade Residences, where 25 units are unsold, is on schedule for completion in late 2004.

Taikoo Shing arbitration
The Hong Kong SAR Government Lands Department's claim for payment of land premium and interest in relation to the Cityplaza Four, Cityplaza Three and Cityplaza One office towers, as well as the Horizon Gardens residential scheme at Taikoo Shing, was upheld in an arbitration award announced in January 2001. The Court of Final Appeal has recently refused to grant Swire Properties leave to appeal on a point of law against an element of the arbitration award. A number of issues flow from this decision which will be discussed with Government in accordance with the agreed arbitration procedure. The amount of HK$4,500 million which was accrued in the Swire Pacific group accounts as at 31st December 2000 remains our best estimate of the group's cash exposure. However the quantum of the Government's entitlement to premium and any interest, and the allocation of the cash payment between revaluation reserve, retained earnings and current year profit and loss have not yet been determined.

Aviation Division

Cathay Pacific Airways Limited

During the first half of 2003, Cathay Pacific was confronted by the greatest commercial challenge in the company's history. The outbreak in mid March of SARS in Hong Kong had a severe impact on the airline's revenues. Passenger numbers fell dramatically to below one fifth of their normal level and the company issued its first ever profit warning on 11th April. For the first six months of the year Cathay Pacific group recorded a loss of HK$1,241 million, compared to a profit of HK$1,412 million recorded in the first half of 2002.

For the first half of 2003, passenger revenue shrank by 29.5% and passenger numbers fell by 32.3% compared to the same period last year. The passenger load factor dropped to 64.4% despite a 9.2% reduction in seat capacity. Passenger yield fell 5.7% to HK¢42.8.

Demand for cargo services remained strong, particularly to the key markets in Europe and North America. Cargo revenues were up 11.4% on the same period last year. Cargo yield fell 6.0% to HK$1.72.

Following the SARS outbreak, the airline responded quickly both to contain costs and conserve cash reserves by reducing passenger schedules. At the height of the crisis, Cathay Pacific cancelled 45% of its passenger flights and parked 22 aircraft. Shareholders and staff both provided support to the company by agreeing to reduce the 2002 final dividend and to accept unpaid leave respectively.

By mid-2003 Cathay Pacific had 80 aircraft in its fleet, including 69 passenger aircraft and 11 freighters. Six more aircraft, three B777-300s and three A330-300s, are due for delivery in late 2003 and early 2004. One B747-200 freighter, which had been parked since late 2001, was reintroduced into service.

Following the lifting of the World Health Organisation's travel advisory and Hong Kong's subsequent removal from the list of SARS infected areas, Cathay Pacific quickly began restoring services, and is currently operating 90% of the original passenger schedule with plans to return to a full schedule by September.

Cathay Pacific has also launched a range of special promotions and initiatives aimed at recovering lost business. The airline co-founded the "We Love Hong Kong" campaign aimed at restoring consumer confidence in Hong Kong and supported the Operation UNITE - with a promotion that offered packages of discounted fares to more than 40 cities worldwide.

In April, Hong Kong's Air Transport Licensing Authority granted Cathay Pacific licences to operate services to Beijing, Shanghai and Xiamen. In order to commence services, the airline is now seeking regulatory approval from the Hong Kong and Mainland China authorities, in line with established procedures. Services to Beijing are expected to commence within 2003.

AHK Air Hong Kong (AHK)

SARS had little effect on the air freight business and the company reported a satisfactory interim profit against a loss reported in the same period last year.

Capacity, as a result of the return of two aircraft to Cathay Pacific in July 2002, fell by 84.6%. Load factor decreased to 55.8% whilst the yield increased significantly as the company shifted its focus to regional cargo business. AHK commenced a four times weekly service to Bangkok in March using a wet-leased B727-200 freighter.

AHK ordered six new A300-600 freighters for delivery in 2004 and early 2005 to expand its express cargo network in Asia.

Hong Kong Aircraft Engineering Company (HAECO)

HAECO reported a profit attributable to its shareholders of HK$190 million for the first half of 2003, compared with a profit of HK$240 million for the same period last year. This reflects the absence of last year's provision write-back and a reduction in line maintenance revenues during the SARS outbreak. The average number of aircraft handled daily was 164 compared with 191 in the first half of last year. The heavy maintenance and modification facilities operated by both HAECO and TAECO continued to be well used, and the latter's third hangar was opened on 24th March 2003. The contribution from Taikoo (Xiamen) Aircraft Engineering (TAECO) was HK$46 million (2002: HK$29 million) and from Hong Kong Aero Engine Services (HAESL) was HK$80 million (2002: HK$47 million). HAESL's engine throughput increased 13%; 90 engines were serviced compared with 80 in the same period last year. However, some delayed impact of SARS on base maintenance and engine overhaul will be felt in the second half of the year.

Hong Kong Dragon Airlines (Dragonair)

Dragonair recorded an interim loss due to the dramatic fall in passenger traffic resulting from the SARS outbreaks in Hong Kong, Mainland China and Taiwan. The company reduced passenger capacity by over 60% and parked 11 aircraft in the second quarter.

Passenger numbers fell to 1.1 million compared to 1.6 million in the first half of 2002. Even with the substantial reductions in capacity, the passenger load factor fell to 50.4% compared to 64.5% on a full schedule in the same period last year.

With the removal of Hong Kong, Mainland China and Taiwan from the World Health Organisation's SARS-infected area list, the company expects to restore passenger capacity to 80% and 100% of the planned level in the third and fourth quarter of the year.

Cargo services were less affected by the SARS outbreak with a 6.6% points increase in cargo load factor, enabling overall growth of 49.6% in tonnage carried.

Hong Kong Air Cargo Terminals (Hactl)
Hactl reported good results despite the SARS outbreak with a 5.3% growth in tonnage handled as compared to the same period in 2002.

Airline Catering
The interim results of the airline catering business were badly affected by the outbreak of SARS. Cathay Pacific Catering Services (HK) and all overseas flight kitchens implemented stringent cost control measures.

Hong Kong Airport Services (HAS)
HAS reported an interim loss due to the large number of flight cancellations.

Beverages Division

The division made an attributable profit of HK$113 million for the half year, compared with a profit of HK$90 million last year, with sales volume growing 2%. Sales were depressed in the second quarter due to concerns relating to the outbreak of SARS. However, underlying brand strength and good market execution are supporting a return to strong overall growth as consumer behaviour returns to normal.

Sales volume in **Mainland China** grew 9% for the first six months over the same period in 2002, driven largely by growth from Non-Carbonated Beverages. Brand presence has been extended in the tea and juice categories with the successful launch of Nestea and further expansion in the range of Qoo brand products. In addition, improved coordination of all aspects of purchasing across the system is delivering impressive cost savings particularly in materials. Overall, profits from Mainland China operations have grown significantly. New marketing campaigns and product launches are expected to lift growth further in the second half of the year.

Hong Kong has faced further pressure on prices and volumes as a result of the generally weak economic climate and the impact of SARS on consumer behaviour during April and May. Despite new products and flavours, and further growth from Bonaqua mineral water, overall sales volume declined 6% compared to the first half of last year. Tight control of operating costs offset some, but not all, of the lost contribution. The stronger sales performance witnessed since the territory was declared free of SARS is expected to continue in the second half.

In **Taiwan**, sales volume for the first six months fell by 15% compared to the same period last year due to the combination of a continuing decline in the Carbonated Soft Drinks category and lower consumer demand. Lower financing charges and operating cost savings partly contained the consequential drop in profit. Sales are expected to pick up in the second half as consumption patterns return to normal, supported by strong sales promotions and a range of new product launches.

The **USA** operations, consistent with other bottlers in this market, have seen a 2% decline in sales volume, driven by broad economic trends. Price improvements and cost savings more than offset the impact of the volume shortfall.

Marine Services Division

The division reported attributable profits for the first half year of HK$293 million, compared with HK$294 million for the same period in 2002.

Swire Pacific Offshore achieved higher revenues on the back of expanded capacity but fleet utilisation and charter rates declined as a result of weaker global demand for oil exploration and sub-sea construction activity. The outlook for the second half of the year remains somewhat uncertain. The company took delivery of the last UT-738 7,200 bhp Anchor Handling Tug Supply ('AHTS') vessel in its current new-build programme and three UT-710 10,800 bhp AHTS during the first six months. A further two 10,800 bph AHTS will be delivered in the second half of the year, with two recently ordered 4,830 bhp AHTS to be delivered in 2004 and 2005. Its jointly controlled company has also added one vessel during the first half of 2003.

Hongkong United Dockyards was adversely affected by lower utilisation of its ship repair facility in the face of weak demand and industry over-capacity, resulting in a deterioration in profitability.

Hongkong Salvage & Towage reported an improvement in results due to an increase of vessel movements within Hong Kong harbour, and the gain on sale of four tugs. The company took delivery of three tugs during the first six months, with a further three tugs to be delivered in the second half of 2003 and in 2004. In June 2003, the company acquired a 55% stake in Australian Maritime Services, a harbour towage company operating in Melbourne and Brisbane.

Modern Terminals and Shekou Container Terminals both saw an increase in profitability compared to the same period last year, with strong growth in the South China market resulting in the terminals achieving record throughput. The trend is expected to continue in the second half of the year. Shekou Container Terminals continues to benefit from the continued rapid growth of the Shenzhen region and an overall improvement in tariffs. The completion of the first of the two new berths in August 2003 will ease the current capacity constraints.

Trading & Industrial Division

The division reported a half year attributable profit of HK$98 million compared with HK$113 million in the same period last year. Most of the division's businesses recorded sales growth in the first quarter but performance in the second quarter was significantly disrupted by the effects of the SARS outbreaks in the division's major markets of Hong Kong, Mainland China and Taiwan.

Subsidiaries

Taikoo Motors Group reported profits of HK$48 million compared to a post-provision HK$5 million in the same period last year. Taikoo Motors Taiwan recorded a 24% decline in operating profit in the first half compared to 2002, with SARS depressing sales in April and May although the market has since recovered. Nevertheless the persistent weakness of the Taiwan dollar is raising prices of imported vehicles at the dealerships and reducing affordability. The addition of the Audi brand to the companies' portfolio in 2002 has strengthened the business. Prospects for the second half are good.

The division is no longer involved in car distribution in Mainland China. The Hong Kong car distribution businesses are also being restructured.

Swire Resources, the division's sports shoes and apparel business, now operates 61 shops in Hong Kong and 27 in China. Sales were up 19.1% in the first half compared to the same period in 2002 but profits at HK$23 million were down by 11.5%. In general the company responded well to the collapse in retail demand in Hong Kong during the SARS outbreak although margins declined as the company introduced special incentives to maintain volumes. The result was also affected by the write-off of franchise goodwill.

Taikoo Sugar reported a loss of HK$2.5 million in the first half compared to a loss of HK$0.1 million in the same period last year. The company traded steadily in Hong Kong and regained some retail market share. In May the company opened a new packaging plant in Guangzhou and relaunched the Taikoo brand in China, with a major promotional campaign.

Swire Duro recorded a loss of HK$3.9 million in the first half compared to HK$0.3 million in 2002. Performance was well below budget due to delays in certain key construction projects. The forward order book is firm and the company should have a stronger second half.

Jointly Controlled Companies

Swire SITA Waste Services' profit was slightly ahead of last year. The Hong Kong transfer stations and landfills have performed well. Although tonnages are generally down, costs have been well controlled and there has been some easing in the decline of the relevant price indices for the first time in five years. The company continues to suffer larger than forecast losses from its waste-to-energy incinerator operation in Kaohsiung, Taiwan.

The Crown Can group reported a significantly improved profit compared to the same period last year. Demand for the companies' products, particularly in southern China, continues to increase and prices are stable. The April and May results were adversely affected by the SARS outbreak in Beijing. Prospects for the second half are encouraging.

ICI Swire Paints' sales in Mainland China were robust, gaining 20% over the same period in 2002. The growth in sales would likely have been better but for SARS. Profit was adversely impacted by the substantial promotional spending for the launch of a major new marketing initiative in the second half which will see the ICI premium brands promoted in several secondary cities and the launch of a new brand to address the much larger mid-market. Business in Hong Kong continues to be adversely affected by the weak property market.

Credit Analysis

Net Debt and Gearing

Shareholders' funds and minority interests at 30th June 2003 totalled HK$73,312 million (31st December 2002: HK$73,896 million). At 30th June 2003, net borrowings were HK$13,505 million, compared to HK$14,188 million at 31st December 2002.

The group's gearing ratio was 18%: compared to 19% at 31st December 2002. 55% of the group's gross borrowings were on a fixed rate basis and 45% were on a floating basis.

Analysis of Gross Borrowings

Loan maturity profile

	HK$M	
Within 1 year	3,700	26%
1 - 2 years	2,621	18%
2 – 5 years	3,341	23%
Over 5 years	4,642	33%
	14,304	100%

Currency profile

	HK$M	
Hong Kong Dollar	7,845	55%
United States Dollar	5,984	42%
New Taiwan Dollar	445	3%
Others	29	-%
	14,304	100%

Sources of finance

At 30th June 2003, committed loan facilities and debt securities amounted to HK$17,266 million, of which HK$4,109 million or 24% remained undrawn. Together with undrawn uncommitted facilities of HK$2,266 million, a total of HK$6,375 million was available.

	Available HK$M	Drawn HK$M	Undrawn HK$M
Committed facilities			
Perpetual Capital Securities	4,642	4,642	-
Bonds	2,321	2,321	-
Private Placement	852	852	-
Fixed/Floating Rate Notes	2,000	2,000	-
Bank and other loans	7,451	3,342	4,109
	17,266	13,157	4,109
Uncommitted facilities			
Money market and others	3,413	1,147	2,266

Contingent Liabilities

Guarantees given in respect of bank loans and other liabilities to jointly controlled companies and third parties at 30th June 2003 amounted to HK$1,351 million compared to HK$1,354 million at 31st December 2002.

Swire Pacific Limited

Consolidated Profit and Loss Account

for the six months ended 30th June 2003 - unaudited

	Note	Six months ended 30th June 2003 HK$M	Six months ended 30th June 2002 HK$M (restated)	Year ended 31st December 2002 HK$M (restated)
Turnover		**7,240**	7,406	15,215
Cost of sales		**(3,778)**	(3,627)	(7,727)
Gross profit		**3,462**	3,779	7,488
Other revenue		**14**	98	133
Distribution costs		**(936)**	(894)	(1,814)
Administrative expenses		**(486)**	(501)	(1,032)
Other operating expenses		**(94)**	(171)	(430)
Operating profit	3	**1,960**	2,311	4,345
Finance charges		**(265)**	(315)	(632)
Finance income		**43**	20	85
Net finance charges	4	**(222)**	(295)	(547)
Share of profits less losses of jointly controlled companies		**259**	214	(36)
Share of profits less losses of associated companies		**(171)**	1,042	2,750
Profit before taxation		**1,826**	3,272	6,512
Taxation	5	**475**	374	772
Profit after taxation		**1,351**	2,898	5,740
Minority interests		**164**	182	380
Profit attributable to shareholders		**1,187**	2,716	5,360
Dividends				
Interim - proposed/paid		**490**	618	618
Final - proposed		**-**	-	1,378
		490	618	1,996
		HK¢	HK¢	HK¢
Earnings per share	6			
'A' shares		**77.5**	175.0	346.4
'B' shares		**15.5**	35.0	69.3

	2003 Interim HK¢	2002 Interim HK¢	2002 Final HK¢	2002 Total HK¢
Dividends per share				
'A' shares	**32.0**	40.0	90.0	130.0
'B' shares	**6.4**	8.0	18.0	26.0

Notes to the condensed consolidated accounts

1. Segment Information

(a) Primary reporting format - business segments by division:

Six months ended **30th June 2003**	The Company and its subsidiaries Turnover HK$M	Operating profit HK$M	Net finance charge HK$M	Jointly controlled companies Share of profits less losses HK$M	Associated companies Share of profits less losses HK$M	Group Profit before taxation HK$M	Profit attributable to Swire Pacific shareholders HK$M
Property							
Property investment	2,193	1,576	(94)	12		1,494	1,126
Property trading	350	103		(1)		102	144
Sale of investment properties	119	90				90	90
Hotels and restaurants				(1)	7	6	1
	2,662	**1,769**	**(94)**	**10**	**7**	**1,692**	**1,361**
Aviation							
Airline services and airline catering							
Cathay Pacific Group					(500)	(500)	(582)
Hong Kong Dragon Airlines					(47)	(47)	(50)
Aircraft engineering					106	106	86
Cargo handling					119	119	60
	-	-	-	-	**(322)**	**(322)**	**(486)**
Beverages	**2,306**	**90**	**(12)**	**112**	-	**190**	**113**
Marine Services							
Ship repair, land engineering and harbour towage				25		25	18
Container handling				35	144	179	148
Shipowning and operating	569	128	(10)	13		131	127
	569	**128**	**(10)**	**73**	**144**	**335**	**293**
Trading & Industrial							
Car distribution	1,217	48	(3)			45	32
Shoe and apparel distribution	387	23		2		25	18
Waste services				38		38	33
Beverages can supply				21		21	20
Paint supply				3		3	6
Other activities	115	(11)				(11)	(11)
	1,719	**60**	**(3)**	**64**	-	**121**	**98**
Head Office	**15**	**(87)**	**(103)**	-	-	**(190)**	**(192)**
Inter-segment elimination	**(31)**						
Total	**7,240**	**1,960**	**(222)**	**259**	**(171)**	**1,826**	**1,187**

Sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

(b) Secondary reporting format - geographical segments:

	Turnover Six month ended 30th June 2003 HK$M	Turnover Six month ended 30th June 2002 HK$M	Turnover Year ended 31st December 2002 HK$M	Operating profit/(loss) Six month ended 30th June 2003 HK$M	Operating profit/(loss) Six month ended 30th June 2002 HK$M	Operating profit/(loss) Year ended 31st December 2002 HK$M
Hong Kong	**3,391**	3,938	7,700	**1,605**	2,009	3,615
Asia (excluding Hong Kong)	**1,612**	1,642	3,324	**48**	42	77
North America	**1,668**	1,370	3,200	**179**	98	301
Shipowning and operating	**569**	456	991	**128**	162	352
	7,240	7,406	15,215	**1,960**	2,311	4,345

The activities of the Swire Pacific group are based mainly in Hong Kong. Shipowning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

(a) Primary reporting format - business segments by division (continued):

Six months ended **30th June 2002**	The Company and its subsidiaries Turnover HK$M	Operating profit HK$M	Net finance charge HK$M	Jointly controlled companies Share of profits less losses HK$M	Associated companies Share of profits less losses HK$M	Group Profit before taxation HK$M	Profit attributable to Swire Pacific shareholders HK$M (restated)
Property							
Property investment	2,355	1,723	(189)	11		1,545	1,232
Property trading	129	11		52		63	58
Sale of investment properties	410	315				315	314
Hotels and restaurants				(9)	36	27	21
	2,894	**2,049**	**(189)**	**54**	**36**	**1,950**	**1,625**
Aviation							
Airline services and airline catering							
Cathay Pacific Group					618	618	580
Hong Kong Dragon Airlines					36	36	30
Aircraft engineering					126	126	108
Cargo handling					102	102	61
	-	-	-	-	**882**	**882**	**779**
Beverages	**2,365**	**114**	**(23)**	**64**	-	**155**	**90**
Marine Services							
Ship repair, land engineering and harbour towage				14		14	11
Container handling				11	124	135	115
Shipowning and operating	456	162	(5)	14		171	168
	456	**162**	**(5)**	**39**	**124**	**320**	**294**
Trading & Industrial							
Car distribution	1,224	5	(4)			1	(22)
Shoe and apparel distribution	325	26		7		33	25
Waste services				37		37	32
Beverages can supply				7		7	7
Paint supply				4		4	4
Other activities	158	66		2		68	67
	1,707	**97**	**(4)**	**57**	-	**150**	**113**
Head Office	**12**	**(111)**	**(74)**	-	-	**(185)**	**(185)**
Inter-segment elimination	**(28)**						
Total	**7,406**	**2,311**	**(295)**	**214**	**1,042**	**3,272**	**2,716**

2. Basis of preparation and accounting policies

The unaudited condensed consolidated accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2002 annual accounts, with the exception of changes in accounting policies to comply with the Statement of Standard Accounting Practice ("HK SSAP") 12 (revised) "Income taxes" issued by the Hong Kong Society of Accountants, which is effective for accounting periods commencing on or after 1st January 2003.

On adoption of the revised HK SSAP 12, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The principal temporary differences arise from depreciation on fixed assets, provisions for retirement benefits and tax losses carried forward; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiary, jointly controlled and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In previous years, deferred taxation was accounted for in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the revised HK SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

Opening revenue reserves at 1st January 2002 and 2003 have been reduced by HK$187 million and HK$231 million respectively which represent the unprovided net deferred tax liabilities for subsidiary, jointly controlled and associated companies. The effect of this change in accounting policy on the balance sheet as at 31st December 2002 and the profit and loss account for the year then ended is set out in note 5.

The condensed consolidated accounts have been prepared in accordance with HK SSAP 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the disclosure requirements of the Listing Rules of The Stock Exchange of Hong Kong Limited.

3. Operating profit

	Six months ended 30th June		Year ended 31st December
	2003	2002	2002
	HK$M	HK$M	HK$M
Operating profit has been arrived at after charging:			
Cost of stocks sold	**2,771**	2,710	5,755
Depreciation of fixed assets	**258**	256	523
Staff costs	**899**	871	1,766
Operating lease rentals			
Land and buildings	**55**	46	94
Other equipment	**10**	15	19
Amortisation of deferred expenditure	**30**	29	74
Impairment losses on			
Fixed assets	**-**	-	93
Goodwill	**-**	-	41
Investment securities	**-**	29	35
Restructuring costs for Mainland China motor business	**-**	50	58
and after crediting:			
Gross rental income	**2,157**	2,324	4,625
Less: Outgoings	**444**	464	992
Net rental income	**1,713**	1,860	3,633
Charter hire income	**569**	456	991
Profit on sale of development properties	**103**	11	125
Profit on sale of fixed assets	**88**	314	416
Profits on sale of jointly controlled companies	**-**	68	88

4. Net finance charges

	Six months ended 30th June		Year ended 31st December
	2003	2002	2002
	HK$M	HK$M	HK$M
Interest charged on:			
Bank loans and overdrafts	**52**	46	141
Other loans and bonds	**393**	413	808
Deferred into properties under development for sale			
- subsidiary companies	**(28)**	(14)	(38)
- jointly controlled companies	**(25)**	(38)	(67)
Capitalised on			
- investment properties	**(125)**	(87)	(205)
- vessels	**(2)**	(5)	(7)
	265	315	632
Interest income on:			
Short-term deposits and bank balances	**(6)**	(6)	(12)
Other loans	**(37)**	(14)	(73)
	(43)	(20)	(85)
	222	295	547

5. Taxation

	Six months ended 30th June		Year ended 31st December
	2003	2002	2002
	HK$M	HK$M	HK$M
		(restated)	(restated)
The Company and its subsidiary companies:			
Hong Kong - profits tax	**171**	166	277
- deferred taxation	**98**	19	34
Overseas - profits tax	**55**	44	111
- deferred taxation	**8**	24	58
Jointly controlled companies:			
Profits tax	**29**	40	61
Deferred taxation	**(60)**	(23)	(37)
Associated companies:			
Profits tax	**99**	68	209
Deferred taxation	**75**	36	59
	475	374	772

(a) Hong Kong profits tax is calculated at 17.5% (2002: 16.0%) on the estimated assessable profits for the period. Overseas taxation is calculated at tax rates applicable in countries in which the group is assessable for tax.

(b) The change in accounting policy in accordance with the HK SSAP 12 (revised) "Income taxes" has been applied retrospectively and the comparatives have been restated.

The adjustments to the balance sheet at 31st December 2002 are as follows:

	HK$M
Increase in jointly controlled companies	328
Decrease in associated companies	(5)
Increase in deferred tax assets	52
Increase in deferred tax liabilities	(692)
Decrease in minority interests	86
Decrease in revenue reserve	(231)

The profit for the year ended 31st December 2002 has been reduced by HK$44 million, with HK$49 million charged to taxation and HK$5 million credited to minority interests.

6. Earnings per share

Earnings per share are calculated by dividing the profit attributable to shareholders for the period ended 30th June 2003 of HK$1,187 million (30th June 2002: HK$2,716 million; 31st December 2002: HK$5,360 million) by the weighted average number of 930,580,476 'A' shares and 3,003,486,271 'B' shares in issue during the period (30th June 2002: 940,111,885 'A' shares and 3,059,301,271 'B' shares; 31st December 2002: 938,809,367 'A' shares and 3,043,155,572 'B' shares).

Corporate governance

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Listing Rules").

Share capital

During the period under review, Swire Pacific Limited made the following purchases of its 'A' shares on the Hong Kong stock exchange. These purchases were made for the benefit of the Company and the shareholders taking into account relevant factors and circumstances at the time. All the shares purchased were cancelled.

Month	Number purchased	Highest price paid	Lowest price paid	Total cost
		HK$	HK$	HK$
January	1,932,500	31.90	29.35	60,382,400

Interim report

The 2003 interim report containing all the information required by the Listing Rules will be published on the Exchange's website. Printed copies will be sent to shareholders on 20th August 2003.

PAID ADVERTISEMENT IN OVERSEAS PRESS

SWIRE PACIFIC LIMITED

2003 Interim Results Highlights - unaudited		
Profit attributable to shareholders	US$152M	-56.3 %
Earnings per share	US¢9.9	-55.7 %
Dividends per share	US¢4.1	-20.0 %

"Recovery from SARS outbreak now firmly underway."

James Hughes-Hallett
Chairman, Swire Pacific Limited
Hong Kong, 7th August 2003

Notes:

1. Amounts per share refer to 'A' shares. Entitlements of 'B' shareholders are in proportion 1 to 5 compared with those of 'A' shareholders.

2. All the above figures have been translated from Hong Kong dollars into United States dollars at an exchange rate of US$1 = HK$7.8.